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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No._____)*


                               Davox Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.10 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   239208101
--------------------------------------------------------------------------------
                                (CUSIP Number)


      Alphonse M. Lucchese, Davox Corporation, 6 Technology Park Drive,
                      Westford, MA 01886  (978) 952-0200
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 5, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 239208101                                      PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alphonse M. Lucchese

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            760,206

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             760,206

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      760,206

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages

                                  Schedule 13D

Item 1.  Security and Issuer.
         --------------------

     This statement relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Davox Corporation, a Delaware corporation (the "Issuer"), having its principal executive offices at 6 Technology Park Drive, Westford, Massachusetts 01886.

Item 2.  Identity and Background.
         ------------------------

     (a) This statement is being filed by Mr. Alphonse M. Lucchese (the "Reporting Person").

     (b) The address of the principal business office of the Reporting Person is 6 Technology Park Drive, Westford, Massachusetts 01886.

     (c) The Reporting Person is the Chairman of the Board of Directors and an employee Board Adviser of the Issuer.

     (d) During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the five years prior to the date hereof, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On October 5, 2000 (the "Effective Date"), the Reporting Person became fully vested in options to purchase 760,206 shares of Common Stock (the "Options") which had been previously granted to the Reporting Person under the Issuer's stock option plans. The Reporting Person is deemed to beneficially own the shares of Common Stock underlying the Options as of the Effective Date. On March 5, 2001, the Reporting Person exercised a portion of the Options to purchase 132,500 shares of Common Stock (the "Shares") with personal funds.

Item 4.  Purpose of Transaction.
         -----------------------

     As described above, the Reporting Person is deemed to beneficially own the shares of Common Stock as of the Effective Date. The Reporting Person holds the Shares and the Options for investment purposes. The Reporting Person does not have any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     (a) Of the 760,206 shares of Common Stock which the Reporting Person may be deemed to beneficially own, 627,706 shares may be purchased by the Reporting Person pursuant to Options that are currently exercisable and 132,500 shares are owned of record by the Reporting Person. The sum of the Options and the Shares equals 5.6% of the outstanding shares of Common Stock.

     (b)  Regarding the number of shares as to which the Reporting Person has:

          (i)   sole power to vote or to direct the vote:

                760,206 shares of Common Stock

          (ii)  shared power to vote or to direct the vote:

                0 shares

          (iii) sole power to dispose or to direct the disposition:

                760,206 shares of Common Stock

          (iv)  shared power to dispose or to direct the disposition:

                0 shares

     (c) The Reporting Person purchased 132,500 shares of Common Stock on March 5, 2001 through the exercise of options issued by the Issuer.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the share of Common Stock.

     (e)  Not Applicable.


Item 6.  Contracts, Arrangements, Undertakings or Relationships with Respect to
         ----------------------------------------------------------------------
         Securities of the Issuer.
         --------------------------

         Not Applicable.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Not Applicable.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 12, 2001



                                            /s/ Alphonse M. Lucchese
                                            ------------------------